Exhibit 99.1

eToro Secures $250 Million Revolving Credit Facility

New York - July 1, 2025 - eToro Group Ltd. (“eToro”, or the “Company”) (NASDAQ: ETOR), the trading and investing platform, today announced the closing of a new three year $250 million senior unsecured revolving credit facility (“the Facility”).

The Facility provides eToro with greater financial flexibility to execute its long-term strategic growth objectives. The credit line remains undrawn at closing. eToro enters into the agreement with no outstanding debt and a strong liquidity position, including more than $736 million in cash, cash equivalents and short-term investments as of March 31, 2025.

“This facility provides eToro with enhanced financial flexibility to support our long-term strategic growth initiatives. It further solidifies our robust liquidity profile and ensures we are well-positioned to execute on our plans for continued growth and expansion.” said Meron Shani, CFO, eToro.

eToro entered into the Facility arranged by Citi, Bank Hapoalim, Bank Leumi, Deutsche Bank, Goldman Sachs, Mizuho Bank, Sumitomo Mitsui Banking Corporation, and UBS.

Contact

Media Relations - pr@etoro.com

Investor Relations - investors@etoro.com

About eToro

eToro is the trading and investing platform that empowers you to invest, share and learn. We were founded in 2007 with the vision of a world where everyone can trade and invest in a simple and transparent way. Today we have 40 million registered users from 75 countries. We believe there is power in shared knowledge and that we can become more successful by investing together. So we’ve created a collaborative investment community designed to provide you with the tools you need to grow your knowledge and wealth. On eToro, you can hold a range of traditional and innovative assets and choose how you invest: trade directly, invest in a portfolio, or copy other investors. You can visit our media center here for our latest news.

Cautionary Language Concerning Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding eToro’s financial outlook and market positioning. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond eToro’s control. eToro’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to market volatility and erratic market movements; failure to retain existing users or adding new users; extreme competition; changes in regulatory and legal framework under which eToro operates; regulatory inquiries and investigations; eToro’s estimates of its financial performance; interest rate fluctuations; the evolving cryptoasset market, including the regulations thereof; conditions related to eToro’s operations in Israel, including the ongoing war; risks related to data security and privacy and use of OSS; risks related to AI; changes in general economic or political conditions; changes to accounting principles and guidelines; the ability to maintain the listing of eToro’s securities on Nasdaq; unexpected costs or expenses; and other factors described in “Risk Factors” in eToro’s Registration Statement on Form F-1, filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2025, as amended, and declared effective by the SEC on May 13, 2025. Further information on potential risks that could affect actual results will be included in the subsequent filings that eToro makes with the SEC from time to time.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent eToro’s views as of the date of this press release. eToro anticipates that subsequent events and developments will cause its views to change. eToro undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing eToro’s views as of any date subsequent to the date of this press release.

Source: eToro Group Ltd.